EXHIBIT 99.9

SRK Consulting (Canada) Inc. 101. 1984 Regent Street South Sudbury, Ontario, Canada P3E 5S1 T: 1.705.682.3270 sudbury@srk.com www.srk.com

Sudbury, March 24, 2015

Project Number: 3CC024.012

Consent of Author

Claude Resources Inc.

200-219 Robin Crescent, Saskatoon, SK

S7L 6M8

I, Stephen Taylor, hereby consent to the incorporation in the Annual Information Form (“AIF”) of Claude Resources Inc., of the mineral reserve estimate prepared under SRK Consulting (Canada) Inc. supervision for the year ending December 31, 2013 and to this information being incorporated into the Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We were jointly responsible for preparing and certifying the Seabee Operation Mineral Reserves for the fiscal year ended December 31, 2013.

Yours truly

SRK Consulting (Canada) Inc.

Stephen Taylor, PEng (PEO # 90365834) Principal Mining Engineer

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